

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Mr. Arnold Sock, President
Kalex Corp.
330 East 33rd Street, Suite 15M
New York, New York 10016

      Re: **Kalex Corp.**
             Form 10-K for the year ended June 30, 2011
             Filed February 7, 2012
             File No. 000-52177

Dear Mr. Sock:

We issued comments on the above captioned filing on July 5, 2012. On October 15, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Kristin Shifflett at 202-551-3381 or me at 202-551-3211 if you have any questions.

                          Sincerely,

                          /s/ David R. Humphrey

                          David R. Humphrey
                          Accounting Branch Chief